Filed by Healthpeak Properties, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Physicians Realty Trust

Commission File No.: 001-36007

This filing relates to the proposed merger involving Physicians Realty Trust (the “Trust”), its operating partnership Physicians Realty L.P. (the “Partnership”), Healthpeak Properties, Inc. (“Healthpeak”), Alpine Sub, LLC, a wholly owned subsidiary of Healthpeak (“Alpine Sub”), and Alpine OP Sub, LLC, a wholly owned subsidiary of Healthpeak OP, LLC (“Alpine OP Sub”) pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 29, 2023, by and among the Trust, the Partnership, Healthpeak, Alpine Sub and Alpine OP Sub.

The following communications took place during a teleconference on October 30, 2023:

Healthpeak Properties, Inc. NYSE:PEAK

M&A Call

Monday, October 30, 2023 12:30 PM GMT

Contents

Table of Contents

Call Participants	3
Presentation	4
Question and Answer	8

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Call Participants

EXECUTIVES

Andrew Johns

Senior Vice President of Investor Relations

Healthpeak Properties, Inc.

John T. Thomas

President, CEO & Trustee

Physicians Realty Trust

Peter A. Scott

Chief Financial Officer

Healthpeak Properties, Inc.

Scott M. Brinker

President, CEO & Director

Healthpeak Properties, Inc.

Scott R. Bohn

Chief Development Officer & Co-Head of Lab

Healthpeak Properties, Inc.

ANALYSTS

Adam Kramer

Morgan Stanley, Research Division

Austin Todd Wurschmidt

KeyBanc Capital Markets Inc.,

Research Division

James Hall Kammert

Evercore ISI Institutional Equities,

Research Division

Jonathan Michael Petersen

Jefferies LLC,

Research Division

Juan Carlos Sanabria

BMO Capital Markets Equity Research

Michael Anderson Griffin

Citigroup Inc., Research Division

Nicholas Philip Yulico

Scotiabank Global Banking and Markets,

Research Division

Richard Anderson Stephen Thomas Sakwa

Evercore ISI Institutional Equities,

Research Division

Vikram L. Malhotra

Mizuho Securities USA LLC,

Research Division

ATTENDEES

Unknown Attendee

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Presentation

Operator

Good morning, and welcome to the Healthpeak Properties and Physicians Realty Trust Conference Call. [Operator Instructions]. Please note that this event is being recorded. I would now like to turn the conference over to Andrew Johns, Senior Vice President, Investor Relations. Please go ahead.

Andrew Johns

Senior Vice President of Investor Relations

Thank you. Good morning, everyone. If you have not yet downloaded the press release or merger presentation related to this call, they are available on the Healthpeak and Physician Realty's website under Investor Relations.

This morning, you'll hear from Scott Brinker, President and CEO of Healthpeak; Peter Scott, CFO of Healthpeak; and John Thomas, President and CEO of Physicians Realty Trust. Today's conference call will contain certain forward-looking statements. Although we believe our expectations reflected in any forward-looking statements are based on reasonable assumptions, forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from our expectations.

Factors that could cause actual results to differ including, but are not limited to, the potential benefit of the proposed merger, the expected timing and likelihood of completion of the transaction, including the ability to obtain the requisite approval of Healthpeak and position royalty shareholders and the risks that the closing conditions are not satisfied. Please refer to the forward-looking statements of Healthpeak in traditional 10-K and other SEC filings for information. Finally, this call will contain financial measures. In accordance with Regulation G, the company provides a reconciliation in their respective earnings packages.

And with that, I'll turn the call over to Scott Brinker.

Scott M. Brinker

President, CEO & Director

Thank you, Andrew, and good morning, everyone. Very excited to be here with John to discuss the merger we announced this morning and the significant benefits to both companies. This combination will create the leading real estate platform dedicated to health care discovery and delivery, a large and attractive playing field with strong secular growth. We also announced strong 3Q earnings including another increase to both same-store and earnings guidance. I'm going to ask Pete to summarize our results, then John will do the same for DOC who also announced 3Q results this morning. Then I'll be back on with John to discuss the merger. Pete?

Peter A. Scott

Chief Financial Officer

Thanks, Scott. Despite the challenging capital markets environment, we continue to put up solid rating and financial results. I will be brief so we can get back to the merger we announced.

For the third quarter, we reported FFOs adjusted of $0.45 per share, AFFO $0.40 per share and total portfolio same-store growth of 6%. Some additional color on segment performance. Starting with outpatient medical. Same-store growth was a solid 3.4%. During the quarter, we signed 2.2 million square feet of leases, including a 20-year extension at our Medical City Dallas campus and 143,000 square feet of leases in Philadelphia.

Shifting to lab. Same-store growth was a strong 3.3%. During the quarter, we executed 211,000 square feet of leases, including converting all 196,000 square feet of previously announced LOIs into leases. The significant deals included a 101,000 square foot lease with Client Therapeutics to backfill a 2023 Amgen lease expiration at our Oyster Point campus, a 61,000 square foot lease with Voyager Therapeutics to expand at our Hayden campus in Boston and a 23,000 square foot lease with Astellas at our Vantage development bringing that project to 52% preleased. All 3 tenants were existing tenants in our portfolio and underscores the severe competitive advantage that incumbent landlords have.

Finishing with CCRCs. Our strategic and operational initiatives are producing strong results. Same-store growth for the quarter was an exceptional 32.1%, driven by occupancy gains, reduced labor costs and margin improvement.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Turning now to our 2023 guidance. We are increasing our FFO as adjusted and AFFO guidance by $0.02 at the midpoint to $1.77 and $1.53, respectively. Additionally, we are increasing our full-year blended same-store guidance range by 75 basis points to 4.75% at the midpoint. Please refer to Page 38 of our supplemental for additional detail on our guidance. With that, let me turn the call to John.

John T. Thomas

President, CEO & Trustee

Thank you, Pete. Before discussing the merger, I want to take a few moments to discuss Physicians Realty Trust performance during the third quarter of 2023. During this quarter, Physician Realty Trust generated normalized funds from operations of $61.2 million or $0.25 per share. Our normalized funds available for distribution were $60.1 million or $0.24 per share. We paid our third quarter dividend of $0.23 per share on October 18, which represented a payout ratio of 96%. We ended the quarter with a balance sheet in great shape, our consolidated net debt-to-EBITDA ratio of 5.3x and less than 5% of our debt carries a variable rate interest rate. Of our $2 billion of consolidated only about $85 million or 4% matures before 2026.

Our revolving line of credit is completely undrawn, providing us with $1.2 billion of near-term liquidity when combined with our near $200 million of cash on the balance sheet. Operations remain strong with the leasing team achieving positive absorption of 26,000 square feet and renewal spreads of 6.7%, outpatient medical same-store cash NOI grew 1.5% year-over-year, an improvement from prior quarters as the team works to re-lease the increment in incurred earlier in the year. New investments were modest at $16.8 million, including the funding of previous loan commitments on outpatient medical facilities under construction. We also remain on track for the G&A guidance of $41 million to $43 million. Our construction team is also managing to the guidance of $24 million to $26 million for recurring capital projects, and we don't expect any surprises there.

We're also excited to report that Physicians Realty Trust earned a score of 78 out of 100, representing a 4% year-over-year increase and a Green Star designation in the 2023 GRESB Real Estate Assessment, for sustainability reporting.

I'll now pass it over to Scott to discuss the merger.

Scott M. Brinker

President, CEO & Director

Okay. Thank you, Pete and John. From day 1, the discussion with John focused on whether both companies will be better together than a stand-alone entities. That was the one transaction either side was willing to do, and we accomplished that goal. As the merger is expected to be accretive to both companies on every important angle. Scale, earnings, balance sheet, capabilities, team and relationships. John and I will touch on each of these items.

One of the benefits of this transaction that is most exciting to John and me is that we can combine the complementary strengths of the 2 companies, including DOC's internal property management and PEAK's redevelopment and development expertise just to name two. We expect this deal to fundamentally change the power of the combined platform and therefore, our mutual growth opportunity.

For the past year since taking on this role of Healthpeak, I've talked about several initiatives we were focused on, including having a larger playing field given the evolving nature of health care delivery, getting closer to our real estate, deepening our relationships and streamlining our operations. This transaction accelerates every item on that list. There's an investor presentation on both company websites, but let me quickly describe the basics. This is a 100% stock merger based on the closing share price of each company as of Friday. Each stock share will be converted into 0.674 shares of newly issued Healthpeak stock. The ownership split will be approximately 77% Healthpeak shareholders and 23% Physicians Realty shareholders. The company's name will be Healthpeak Properties headquartered in Denver with the ticker symbol DOC or DOC. We expect to maintain our dividend at $1.20 per share resulting in an AFFO payout ratio of 80% or below. Closing is expected to occur in the first half of 2024, subject to typical closing conditions, including shareholder votes.

Let me clarify, this is not a sale for either company. There's no cash changing hands. This is a relative value trade that we believe is beneficial to both companies. And our transaction structure allows all shareholders to carry forward and participate in the immediate and future value creation.

Let me touch on the financial highlights. There is immediate and compelling value creation opportunity that will grow over time. The year 1 run rate synergies should at least $40 million with the potential to reach $60 million by the end of year 2. Any increase in occupancy or rate would be upside to those numbers. We expect the combination to be accretive to stand-alone year 1 AFFO for both companies. We also expect FFO accretion, though that number is subject to GAAP accounting adjustments that will be finalized just prior to closing. We're even more excited about the strategic benefits.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

First, we've already spent a huge amount of time thinking about the team and platform from top to bottom with a joint mindset that the status quo was never good enough. Both companies have already been operating at a high level. This is an opportunity to quickly go to the next level, combining the complementary talent and strengths with each company.

Second, broader and deeper relationships. Together, we'll have relationships with each of the 10 largest health systems in the country, the vast majority of the world's largest biopharmas and the exciting mix of innovative biotechs and regional health systems. Those relationships are the intangible that drives our outperformance.

Third is increased operating scale with a combined 40 million square feet of outpatient medical real estate including concentration in high-growth markets like Dallas, Houston, Nashville, Phoenix and many others. The combined footprint will deepen our competitive advantage in local markets, but we haven't included any of this potential upside in our numbers.

Fourth, we'll retain DOC's internal property management platform and expect to internalize certain markets in our medical and lab portfolios. This will deepen our relationships and augment our local market knowledge. The internal addition will also be accretive and we've included those profits in synergy numbers.

Fifth, improved tenant diversification. The top 10 tenants will represent just 21% of annual base rent. And 7 of those 10 are investment-grade credits. Only 2 tenants will represent more than 1% of our combined base rent.

ACA will be our biggest tenant at 9%, and they are the largest for-profit health tone in the country. It's also a highly strategic relationship that goes back more than 2 decades. Common Spirit will move from 15% of DOC stand-alone down to 4% of the combined company. Common Spirit is the largest not-for-profit system in the country and rated A- by S&P. We look forward to supporting the mission of these 2 organizations and many others in the sector in a broader way than we could as stand-alone companies.

Sixth, this transaction will help accelerate the integration of our medical and lab operations. Independent of this merger, we're already moving toward a single operating platform as the daily blocking and tackling of property management, leasing, CapEx, forecasting and accounting has enormous overlap between the 2 segments. We also see more and more of our health systems doing some level of R&D where we can be a high value-add partner given our capabilities.

Seventh, increased scale and liquidity for equity investors as both companies will benefit from a larger market cap.

Eighth, is a bigger, more liquid balance sheet with leverage expected to be in the low 5s at closing and well-staggered debt maturities. The balance sheet will be a competitive advantage as we move forward, positioning the company to go on offense when highly levered owners are searching for answers in this new environment.

Ninth, lower cost of capital through more efficient G&A and enhanced liquidity, making external growth more accretive.

And tenth, we'll use the larger portfolio to become more active in recycling capital for our pipeline opportunities, whether through outright sales or private capital joint ventures. Medical and lab remain attractive asset classes to institutional investors and no company is better positioned to capitalize on their desire for exposure to the sector.

Moving to the team and governance. John Thomas will join our Board as Vice Chair and have an active role in strategy, business development and relationships, areas where on firsthand of the excels. John has proven himself time and again as a leading voice in this sector, and it was a driving force for growth at both health care and Physicians Realty. In addition, we're excited to retain the vast majority of the DOC operations and property management teams, many of whom are reimbursed by the tenants. Kathy Sandstrom will continue to be our Chairperson and the Healthpeak Board will be expanded to include 5 directors from physicians Realty, including John and the former U.S. Secretary of Health and Human Services, Tommy G. Thompson.

After closing, outpatient medical will represent approximately 50% of the combined company's NOI. Demand exceeds supply in the outpatient sector today and we expect that dynamic to continue given senior population growth and the high cost of new construction. We're also starting to see market rental rates catch up to inflation, which is a positive sign for future NOI growth. That being said, we do not have fixed portfolio allocation targets moving forward. We'll allocate capital based on opportunity and risk-adjusted returns. And we do expect the opportunity set to be significant, driven by 4 major buckets and in no particular order.

First is outpatient medical acquisitions from capital-constrained owners or health systems, second is new development with leading health systems, third is distressed acquisition opportunities in life science driven by refinancing challenges or delayed do lease-up, and fourth is activating our 5 million square foot life science land bank when fundamentals are favorable. I'm excited for JT to provide his thoughts on the opportunity in front of us.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

John T. Thomas

President, CEO & Trustee

Thank you, Scott. When John Fleet and Mark Theine asked me to join them just over 10 years ago to create a new public company focused on outpatient medical investment, I was intrigued by the opportunity to work with them to build a new kind of organization with an intense focus on serving the current but more importantly, the future needs of health care providers and their patients as care continues to move from the inpatient setting to the outpatient setting.

We didn't have an objective then or now to build a portfolio and sell it. But rather to build an organization built to last for the long term, one that would grow and evolve with clinical science, the needs of an aging U.S. population and resilient to macro and micro capital market conditions. We wanted to culture those goals and over time, came to capture that culture in the acronym CARE. We communicate and collaborate. We act with integrity. We respect the relationship and we execute consistently.

I've had the privilege to work with Scott since 2009 when we were both had the opportunity to work together under a genuine mentor to both of us, George Chapman. We worked with Pete since his days at Barclays and collaborated with him since he joined Healthpeak. We've had the opportunity over the past 10 years to get to know the Healthpeak team and more in recent weeks.

We have consistent missions, goals and more importantly, culture. Scott has articulated defined, achievable, measurable and objective metrics we can and will achieve together. We are convinced this combination not only furthers our long-term objectives from our humble beginnings 10 years ago, but provides the best-in-class scale and operating platform to achieve together for our combined providers and the patients they serve far more than we can deliver separately. We are here to serve the best interest of our shareholders and stakeholders, and we believe with all of our analysis and discussions that 1 plus 1 in this context is not only more than 3, but has potential to be much, much more.

In addition to Scott's earlier comments, an additional benefit to DOC's existing shareholders as we are merging with the best-in- class lab portfolio with large footprints and lab investment platforms in Cambridge Mass, South San Francisco and San Diego at an incredibly great valuation in time for investment in the existing lab platform with what we believe is an outsized ROI for years to come.

Healthpeak's class A lab facilities are incredible real estate, hosting some of the world's leading scientists, clinicians and discovery, sponsored by and backed by leading pharma, Venture Capital and academic proximity and involvement. The combination of Healthpeak's lab teams and DOC's operational platform further enhances the value of these assets and relationships. I've toured Healthpeak's best-in-class lab in markets and share the vision for the development of existing land owned by Healthpeak in Cambridge and South San Francisco that should generate outsized growth for years to come, focused on lab and community development, but also outpatient medical access.

Scott and I led under George Chapman's leadership, a large investment in Cambridge, [indiscernible] in 2010 and working together [indiscernible] investment, development operations together. The results of that investment speak for themselves. Obviously, Scott has taken that experience and executed consistently as Healthpeak's leader. I'm very excited to partner with him and our collective team to further the combined company's future opportunities in lab and of course, outpatient medical.

In conclusion, DOC is not selling an outpatient medical portfolio to Healthpeak. Healthpeak is not selling lab or outpatient facility to DOC. Rather, we believe we are combining the best of both organizations and all stock merger of equals that we believe will benefit both shareholder bases and continues the mission, vision and culture of each organization as one. This condition furthers each of our goals to have and build an organization built to last for the long term, one that we grow and evolve with clinical science, the needs of an aging U.S. population and resilient to macro and micro capital market conditions. We believe this combination meets and exceeds all of those objectives. I look forward to working with Scott and our collective team and Board. And as we say at DOC, this is an opportunity to invest in better. As Healthpeak, and you'll be able to find us at the New York Stock Exchange under the assembled DOC. Thank you. We'll now be happy to take your questions.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Question and Answer

Operator

[Operator Instructions]. Our first question comes from the line of Michael Griffin with Citigroup.

Michael Anderson Griffin

Citigroup Inc., Research Division

I'm curious if you can kind of elaborate maybe, Scott, just on the on versus off-campus of the combined company. I mean Peak historically has been more on-campus focused stock, has been more off-campus. So is there going to be a strategy shift in terms of preference there?

Scott M. Brinker

President, CEO & Director

Yes. I would just say that the portfolios are really complementary. I mean there's a lot of overlap in the markets themselves, something in the range of 70%. Market overlap, they have a huge concentration in a lot of our big markets like Dallas and Houston, Phoenix, it's a pretty long list as well as some new markets like Atlanta. We are higher on-campus. That's been a good strategy over the years. It's produced good results. But I think DOC has high-quality assets in a kind of different and complementary way.

Certainly, health care moving more off-campus doesn't mean it's completely moving off-campus. Our hospitals are still busy. Those on-campus are still performing. But if you think about the trend in delivery, progressive health systems today have 10 or more outpatient assets for every one hospital in their system with oftentimes a strategic plan to move more towards a 2:1 ratio and just almost by default, most of those new assets are off-campus trying to make care more convenient, more accessible, more affordable. So we still like on-campus real estate, but we think we have to complement it and serve our health system partners more comprehensively in off-campus just has to be part of that strategy. If you look at the segment or the sector in the aggregate, it's probably only 30% on- campus. So it's just not realistic to think that you can be a true partner of choice with health systems if you're only serving that 30% of the real estate footprint.

Michael Anderson Griffin

Citigroup Inc., Research Division

Got you. That's helpful. And then I'm just curious if you could maybe kind of give us a little color on sort of how these talks tend to be mergers of equals, kind of over time, how to evolve? Or anything there would be pretty helpful.

Scott M. Brinker

President, CEO & Director

Yes. I mean we'll put out the proxy with all of that background information in the next month or 2, Michael, but I'll probably defer that answer until that's made public.

Operator

Our next question comes from the line of Austin Wurschmidt with KeyBanc.

Austin Todd Wurschmidt

KeyBanc Capital Markets Inc., Research Division

I was hoping you could provide some additional detail around the synergy components within the $40 million to $60 million that you flagged. And do you expect it will be accretive immediately upon closing? And can you give us a sense about the magnitude of accretion you expect in the first year?

Peter A. Scott

Chief Financial Officer

Yes. Austin, it's Pete here. It's a good question. As we said, we do expect the transaction to be accretive to both AFFO and FFO per share. I will note, and I think everybody knows at this point, but FFO has a lot of accounting adjustments, including a mark-to-market of the debt and that won't be finalized until the deal closes. But everything I just said is based on our best estimates as of today. And importantly, those accounting adjustments do not impact AFFO.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

The accretion of $40 million to $60 million. I think the biggest component of that are compensation savings. There will be some redundancies within both organizations also corporate overhead savings, notably some significant professional fee savings from having 1 public company as opposed to 2. And then the increased NOI from internalizing from management across the portfolio. So those are the biggest pieces. But to answer your initial part of the question, we do expect it to be accretive in year 1.

Austin Todd Wurschmidt

KeyBanc Capital Markets Inc., Research Division

No, that's helpful. And then I'm just curious, so with the combined companies, the Peak team has kind of highlighted the potential mark-to-market growth opportunity. I think it's in 2025 within the lab space segment and DOC has talked about, I think it's '26 when you've got the significant maturities with an attractive mark-to-market as well. I'm just curious how you thought about sort of how this would dilute that growth in the years ahead and then kind of how you backfill that through some of the other opportunities that you've discussed and highlights.

Scott M. Brinker

President, CEO & Director

Yes, Austin, I'll take a shot at that, and Pete and John may have comments as well. But overall, we view this transaction is augmenting our internal growth profile, certainly making it less volatile or predictable. But in addition to just the initial synergies that Pete just described, our capabilities in serving our clients is going to increase pretty materially, whether it's our development redevelopment capabilities internal property management, the additional scale in the local markets that just brings us closer to the real estate, closer to our tenants, that should drive better economics.

And if you think about the last 10 years in lab versus the last 10 years in medical, it's not necessarily going to repeat itself. I mean, from where we sit, our medical growth over the past decade has been in the mid-2% range, slightly above inflation. But we have 5- to 6-year lease terms on average, and we are starting to see market rental rates catch up to inflation.

There's obviously a lag given that weighted average lease term, but we are starting to see some pretty significant rental rate growth and DOC has been reporting a -- so I think if you look at the go forward, we're pretty optimistic about the growth rate within outpatient medical. We see demand exceeding supply really across the entire industry included in our local markets. So it should be a pretty compelling future growth rate that might look different than the 10 years in that medical business.

Operator

Our next question comes from the line of Juan Sanabria with BMO Capital Markets.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

Congrats on getting the deal done. Just a question on Asset Management, I guess, for Scott Brinker. I mean you guys had tremendous scale, particularly in the lab markets. I'm just curious on kind of why the change of strategy about embracing the internal property management. And if you could dive a little until how should we think about how much NOI that business generates just from a synergy or accretion perspective.

Scott M. Brinker

President, CEO & Director

Yes. Happy to take that one on really in the last year 1 of the major initiatives that we've been pushing as a leadership team is to bring our composer to our real estate, close to our buildings, local markets and relationships and having the internal property management allows us to be that much closer to our tenants in our buildings. And we feel like we're a little bit redundant, maybe one step removed in some cases with third-party property managers and we think we can eliminate that, improve the relationship, improve our local market knowledge and doing it off the back of DOC's existing platform, just allows us to do it faster, it's less execution risk. It will have a higher margin just given we don't have to start from scratch. So it's a pretty significant part of the synergy number that Pete described.

Some of that comes immediately because there are a number of markets that we've already identified that we can internalize right away. And then over time, depending upon how it goes, we can increase that number. So it's one of the really interesting and intriguing parts of this merger that it's not only financially accretive in a pretty meaningful way, but it's strategically important, in that it brings us that much closer to our real estate.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Andrew Johns

Senior Vice President of Investor Relations

Yes. Juan, This is JT. I just add to that. In the 6 largest overlapping markets for outpatient medical, Peak's always had a great, high- performing team and organization, organizational structure and approach to -- on the ground, boots on the ground operation and property management. We have DOC team members in each of those large markets already. So there's just a lot of synergy and scale that's already we can put in place day 1, and we'll be working in the process towards closing to get that plan in place and assume those responsibilities together day 1, and then there's many more markets to come. So just a lot of upside opportunity, both financially, but also as Scott said, to get people just connected to real estate.

Juan Carlos Sanabria

BMO Capital Markets Equity Research

And then just as a follow-up, I guess it's maybe a little 2 part. Is the exchange ratio fixed? Or is that variable? And then is there any planned dispositions or exit of any markets with the combined company?

Scott M. Brinker

President, CEO & Director

So the exchange ratio is fixed. And in terms of dispositions, it would only be opportunistic. The balance sheet is in great shape today for both companies. It will be even stronger post-closing. We have a very high-quality portfolio. We tore the vast majority of DOC's portfolio and feel the same. So anything we do would be opportunistic. There's no forced sales as a part of this transaction, given the strength of the balance sheet. But I did make a comment in my prepared remarks that we would expect to be more active in capital recycling, so doing things opportunistically, whether it's outright sales or recaps with joint venture partners.

We do think that we'll be a partner of choice to the private capital community as well. We have a number of those relationships, and we think we could have more as we see a significant pipeline opportunity, as I described, really across the medical business, and if the stock is not trading at an accretive level, we could certainly look to recycle assets to capitalize that growth pipeline.

Operator

Our next question comes from the line of Vikram Malhotra with Mizuho.

Vikram L. Malhotra

Mizuho Securities USA LLC, Research Division

Congrats on the deal. I guess just first one, when 2 of your peers merged, one of the thesis was that this creates a much larger acquisition opportunity set. And theoretically, the AFFO, FAD growth is higher. I think there was a 500, 600 basis point number at that time. Is that part of the rationale here? Do you see a bigger acquisition set and just ultimately higher, you said steadier growth, but I'm curious if you also see higher growth.

Scott M. Brinker

President, CEO & Director

Well, certainly, on the external growth front, we do think that our balance sheet will be even more attractive to lenders who our cost of capital should benefit, clearly, our G&A as a percentage of assets will go down, so our cost of capital should improve. Hopefully, the market responds to the strategic benefits of this transaction and our cost of equity improves as well. So certainly, we would expect that the external growth opportunity will be more attractive, given the DOC relationships and the Healthpeak relationships on top of that, improved cost of capital. But that's not part of any of the resin or synergy numbers that we've outlined, that would be all upside.

Vikram L. Malhotra

Mizuho Securities USA LLC, Research Division

Okay. That's helpful. I guess just one more, just following up on the whole. I guess, the off versus on-campus. Part of what you mentioned is that the consumer, the hospitals are going more off-campus. But I guess that could be that has been going on for a while. So I'm just sort of wondering why today? And a part of this, do you still see -- you mentioned disposition. So do you still see a path where more of the dispositions are off-campus weighted?

Scott M. Brinker

President, CEO & Director

No, I would just be opportunistic. It's not going to be by design. But I think really from day 1, 12 months ago, this management team has described the desire to have a wider playing field. if we're not servicing our tenants and health system partners in the medical business, we're not going to be -- we're not going to find maximum success. And just given the emphasis of their strategy and growth plans, we have to be a participant in that.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Vikram L. Malhotra

Mizuho Securities USA LLC, Research Division

Okay. So I guess just to clarify, the dispositions would then still be like more broad-based, including potentially the CCRC that you've always had on that list?

Scott M. Brinker

President, CEO & Director

Yes, I would put CCRCs in a totally different bucket. That's a business that is performing well. We think it's a great asset class. We've got a great portfolio and internal team running it as well as a great third-party property manager in LCS. So the feedback and strategy on that portfolio hasn't really changed when the financing markets make sense, and we get a fair price. That's one that we'd be willing to sell and recapitalize or recycle into our businesses. But on your specific point about on versus off-campus or lab, that was be completely opportunistic wherever we get the best pricing is where we would look to transact.

Operator

Our next question comes from the line of Rich Anderson with Wedbush.

Richard Anderson

So congrats to everybody. You're making it clear, no one is buying the other and so on. But the fact is Healthpeak is issuing, if my math is right, 168 million shares. If I'm also doing my math right, the implied cap rate on stock is in the, call it, low to mid-7s. And so if you do a cost of equity, if you just do an inverse of your AFFO multiple to keep it simple, it's 9-ish. So I guess the question is you need that $40 million of synergies to be able to talk about accretion. It's without it, it is at least marginally dilutive out of the gate to Healthpeak earnings. Is that a fair mathematical approach?

Andrew Johns

Senior Vice President of Investor Relations

I'm not sure -- there was a lot there, Rich.

Richard Anderson

I'll do it again if you want. 168 million shares implied cap rate on DOC of 7.25%, 7.5% something like that. So based on those 2 forces, it's dilutive without the synergies, correct?

Scott M. Brinker

President, CEO & Director

Yes. Well, they're very different portfolios. I mean we're not a pure-play medical portfolio today. We have the CCRCs, we have lab and NOI is one metric you could think of, it's certainly one that real estate investors tend to point to, but it's certainly not the only metric. I mean when you think about CapEx and volatility of earnings, but CapEx in particular, DOC given the nature of their portfolio, which has a very low CapEx burden relative to ours. So that certainly drives a lot of the accretion as well on an AFFO basis, which feels more like a cash economics analysis to us, and I'm not sure if I would agree with your point on -- in terms of AFFO kind of the true economics of the deal. I think there's probably some accretion even without other synergies.

Operator

Our next question comes from the line of Tayo Okusanya with Deutsche Bank.

Unknown Attendee

So first, just around the transaction. I mean, summer of 2022, we have the HR HTA transaction go down. A lot of questions around someone who's primarily on-campus buying someone who has a lot of off-campus. A lot of questions around some of the higher same-store NOI growth for the MOB portfolio, you're buying someone who has a lower same-store NOI growth profile. A lot of questions around pricing. Again, your implied cap rate today is higher than the implied cap for DOC. And a lot of questions around, again, someone who has managed their portfolio externally, buying someone who's managing it internally. It just seems like there's a lot of similarities 1.5 years ago when we were kind of struggling with the HTA HR deal, how do you convince shareholders this time around that the DOC Healthpeak transaction is different especially when, again, it seems to be taken away a little bit from the lab science story that you guys have been trying to tell for the past few years?

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

John T. Thomas

President, CEO & Trustee

Hi, it's JT. We couldn't be more excited about this opportunity. And Scott and Pete and our teams said that and kind of evaluated the opportunity. We looked at it as really combining the best parts of both organizations and kind of the strategies, everything was on the table to evaluate what was the best go-forward strategy for all of the questions you just asked is I've talked about a lot. This question has come up a lot today is DOC has always been had the reputation of the off-campus outpatient medical REIT. We're 50% on and off. The assets we've helped finance to develop over the last 5 years have been off-campus in it on awards and are full and lease of the best health systems in the country. Peak has been doing the same thing. So it's really not a difference in strategy. It is adding relationships, adding in a lot of cases, mutual. HonorHealth is a great mutual client of ours in Scottsdale, and we're doing more growth with them on and off-campus.

So it's really what meets the needs of the providers and the patients that they're serving. And during the pandemic, you've heard me talk about this a lot. We did a survey. People didn't want to go anywhere near a hospital for the routine care if they didn't have COVID. And that really has driven a lot of health systems to evaluate their strategies I mentioned before, kind of 10 off-campus outpatient facilities for every hospital, and that just continues to grow in the past showed the need for even more of that.

So it's not so much as changing one strategy or the other. It's about looking at each other strategies and maximizing the combined opportunities that we have in front of us. So it's -- we're not going to -- don't really need to talk about other transactions. I would just say very different structures, very different way to put the companies together, very different strategies. This opportunity makes sense for all of us without leasing one more foot because we effectively are 95% leased already. The outpatient -- or excuse me, the lab business is highly leased as well. So it's a great opportunity for the DOC shareholders to work with invest in one of the best lab businesses and portfolios in the world and opportunity for the Peak shareholders to get the combined strengths of both teams.

Operator

Your next question comes from the line of Ronald Camden with Morgan Stanley.

Adam Kramer

Morgan Stanley, Research Division

It's Adam Kramer on for Ron. Congrats on the deal. Congrats to everyone involved here. Look, just -- it's been covered a little bit, but maybe I'll ask it a little bit different way, which is -- look, obviously, this deal is focused on outpatient medical. Wondering kind of what read-throughs we should have, if any, towards the legacy peak life science business?

Scott M. Brinker

President, CEO & Director

Yes. I mean it really is completely independent of the lab business, which our confidence in that platform and portfolio and segment has never been stronger. This was just a unique opportunity to make the company better in pretty much every important way, balance sheet capabilities, relationships, scale. It's a pretty long list. So I wouldn't have -- I wouldn't make any read-through to the lab business. This is just something that made sense independently. There's a unique opportunity that fortunately, because of our balance sheet, and relationships, we were able to put together and execute. So no big deal it all to the lab business.

Adam Kramer

Morgan Stanley, Research Division

Got it. That's helpful. And then just on kind of the go-forward financing kind of growth plan. I guess how do you think your cost of -- kind of think through your cost of capital in terms of the kind of the combined entity or is this kind of more of a kind of capital recycling story, right, bigger asset base now and you can kind of focus more on capital recycling or versus kind of a cost of capital kind of accretion plan?

Peter A. Scott

Chief Financial Officer

Yes. I think one of the things we haven't talked about yet that's a very big competitive rationale for doing this was the combination of our 2 balance sheets. I mean DOC has a great balance sheet. We think we have a sector-leading balance sheet as well. And we're not levering up to do this. In fact, if anything, we're modestly deleveraging with the synergies. So we have a little bit of dry powder.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

But when you look at a combined basis, we've got a weighted average interest rate of less than 4%. We've got a weighted average debt maturity of greater than 5 years, almost no secured debt liquidity of approximately $3 billion. We did put a new term loan in place, which enhances the liquidity of the pro forma combined company and our net debt to EBITDA is in the low 5s. And as Scott mentioned, we've got less G&A improved cost of capital. So from a balance sheet perspective, from a cost of capital perspective, this is a big win for both companies and for shareholders and for our bondholders as well.

Operator

Our next question comes from the line of Jim Kammert with Evercore.

James Hall Kammert

Evercore ISI Institutional Equities, Research Division

I appreciate all the color regarding the potential synergies on the OEM side. But I was just wondering, could you just help me walk through kind of the math a little bit. I mean Peak just reported first quarter -- pardon me, third quarter, I think 3.4% same-store NOI growth from the medical office and I believe DOC's reported about 1.5% for the third quarter. So on a pro forma basis, are you suggesting that the overall combined portfolio could be at kind of like peak operating performance level or greater? I'm just trying to understand how the synergies work through and what you're quantifying what that impact is?

Scott M. Brinker

President, CEO & Director

Yes. I think we'll be the same-store growth rate more in line over time. I mean, there's a couple of differences. We do have a higher base escalator than DOC. We're in the high 2s, they're more in the mid-2s, just given the nature of their portfolio but over time, as we restrike leases, we'd expect to bring those escalators were in line. They have had better re-leasing spreads than us in part because they have the lower escalator.

So there's just a bigger mark-to-market opportunity, those things usually go together, obviously. But we do have the redevelopment capabilities as some of their older properties mature, we would expect that we could bring our redevelopment capabilities to this portfolio as well, which means that they're really not part of the same-store pool, either on the debt side or the upside and DOC has a different model. So I think that will change as well. And then clearly, the internalization of the property management should be a benefit to the portfolio as well. So I do think you'll see those 2 numbers look more in line and consistent among the 2 portfolios over time, Jim.

James Hall Kammert

Evercore ISI Institutional Equities, Research Division

Okay. Great. And I could have second one, I think you touched upon this in different aspects on the call, but is there not potentially more distressed, if you will, valuation-wise in lab. And just trying to figure out how the company came to the decision to maybe just the opportunity for presenting yourself, but a little bit incremental exposure to OEM and my perception is that the distressed component is less so in OEM versus lab. Just curious why now to make that...

Scott M. Brinker

President, CEO & Director

There's sort of the opportunities in both segments. I think having a bigger balance sheet and cost of capital, just allows us to be better positioned to take advantage of those opportunities, whether it's in lab or medical. But no question, in lab, we will start to see distressed opportunities, which will refinancing risk or delayed lease-up. So that hasn't started in earnest yet, but I would expect over the next 12 to 24 months that there will be quite a bit of opportunity.

And I just don't see any way that our company isn't better positioned to capitalize on those opportunities as a result of this deal. Just given the balance sheet, the improved G&A, improve liquidity. So I view this as a positive step in positioning ourselves for that distress, which I think is coming, but we haven't really seen much of it yet.

And then in medical, I wouldn't call it operational distress, but there will be plenty of refinancing-related risk in the coming years in that sector, just given what's happening with interest rates and cap rates. It was harder for us to compete or DOC to compete that matter when secured financing rates were in the 3% to 4% range and LTVs were at 70%. But guess what, like that world is long gone. And a lot of the private market has in place financing with those exact terms and it's not going to look like that even remotely when they refinance. So I think you'll see a lot of opportunity there as well, but more driven by refinancing an operational distress.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

So Jim, we're going to be opportunistic across the whole portfolio. I wouldn't view it as one or the other. Hopefully, we're positioning ourselves to do both.

Operator

Our next question comes from the line of Nick Yulico with Scotiabank.

Nicholas Philip Yulico

Scotiabank Global Banking and Markets, Research Division

Just first question is on the Healthpeak side related to just the existing portfolio. I was hoping we can get an update on just Oyster Point, if you could remind us how much square footage is still -- you have to lease there and how you're thinking about rents on that space. And then also for Sorrento, if you have any update on outcome you're expecting from the bankruptcy and any activity you're seeing on the development asset there?

Peter A. Scott

Chief Financial Officer

Yes. Maybe, Nick, I'll hit on Sorrento first, and then I'll have Scott on touch on Oyster Point. On Sorrento, we got our rents paid in October. No update yet since it's still October on November rents. But no matter what happens on that outcome, we're prepared to release those assets and we have a plan, and we think the rents are still below market on those operating assets. So at this point in time, we received our rents, but no additional update beyond that. Obviously, we did announce a nice lease at our Oyster Point campus, 100,000 square foot lease with Client Therapeutics, turn it to Scott. He can talk about what else is going on in that campus.

Scott R. Bohn

Chief Development Officer & Co-Head of Lab

Yes. Yes, I mean, with -- at least with client on the campus, we took another 100,000 square feet off the table there. So the 940,000 square foot campus, we've now completely spend about 70% of that. We've got the 170,000 square foot building that's currently in redevelopment that we got back at the end of last year. And now we have 2 buildings to total about 189,000 square feet that will get back in January of '24. But both those buildings will go into a relatively extensive redevelopment of 9 to 12 months. So we're talking about not leasing out until 2025, so some time there.

Nicholas Philip Yulico

Scotiabank Global Banking and Markets, Research Division

Alright. Second question is just, again, on the Healthpeak side. If you could tell us a little bit more about how the Board thought about this decision to do M&A right now versus whether there were other options considered, right, like to maximize shareholder value. I mean, in these situations where stock price has been impacted? Were there other considerations about maybe trying to sell your company or selling assets, doing something else besides this M&A as a way to kind of address the future of the company.

Scott M. Brinker

President, CEO & Director

Yes. We've already had some asset sales this year. We have other things that are potentially in process. So certainly, with the stock trading where it's at, capital recycling has been -- on the list of priorities, it's not a highly liquid market today, just given the financing environment. But neither company is viewing this as a sale. This is just a combination based on relative value that made sense in and of itself. It's a unique opportunity. So no, this isn't a situation where we're considering a broad range of options, which is thought this was highly compelling for all the reasons that we mentioned, both strategically and financially.

Operator

Our next question comes from Jon Petersen with Jefferies.

Jonathan Michael Petersen

Jefferies LLC, Research Division

As we do these merger models, we have to deal with some annoying GAAP accounting rules. So I realize this isn't cash. But I know we're going to have to mark-to-market docs debt if you have any thoughts on what the interest rate there might be. It seems to me like it would be probably very high 6s today. And then I was just curious on the revenue side. If you -- are those rents below market, do we think there would be any significant revenue mark-to-market that we would have to think about from a GAAP accounting perspective. Again, I realize this is not cash.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Peter A. Scott

Chief Financial Officer

Yes. No problem, John, this is Pete. I'll take that. First of all, we do have to restraight-line the rents as of when we would anticipate this deal to close? I know DOC has some public disclosures out there that you guys could do your best to come up with some estimates there. But straight-lining is almost always a positive when you do it in these types of transactions.

Second, the lease mark-to-market where you do compare in-place rents to market rents. And more often than not in these deals, there is a positive adjustment. We do think there will be a positive adjustment as part of, as well, although not as significant as perhaps the straight-line rent adjustment.

And then the third one you mentioned, which works against the debt mark-to-market, importantly though, you mark that to our cost of debt, not to DOC cost of debt. And I think we would be sort of in the 6.25% to 6.75% range depending upon the term. And again, that adds up today. We will do that mark-to-market as of the date of the close. So that will fluctuate between now and the closing date, but that's probably the best guidance I can give you.

And then from an assumption perspective, I would say, our hope is to assume all of DOC's debt, except for the private placement notes, there's no ability to assume those, but our goal would be to assume all the bonds that are outstanding, absent the private placement notes and then the term loan as well. And then we take on the secured debt, a lot of that, which is encumbering the joint venture portfolio.

Operator

Our next question is a follow-up from Rich Anderson with Wedbush.

Richard Anderson

And I was going to say, Scott, I totally got you on the AFFO response to my previous question, but I got knocked off. I want to know if there was -- what happens between now and closing. You mentioned Scott, you just went through some of these accounting adjustments, transaction costs, break fee. What's to stop a third-party to kind of come in and take a look at how respond to some of those potential events between now and closing?

John T. Thomas

President, CEO & Trustee

Hi, Rich, this is JT. I think we're going to be focused on again, integrating the team, integrating process has taken -- I don't know if you heard if you had knocked off, but we have 6 markets that overlap where we already have stocking team on the ground, and we will put those markets all in our internal management going forward and be planning to do that. Hopefully, day 1 are very early right after closing. So besides that, when would you be working through the process with the SEC and get our shareholder vote.

Peter A. Scott

Chief Financial Officer

Yes. I think just on some of the specifics there, Rich, in addition to what JT just said, the merger agreement will get filed in the next couple of days and then you should expect a proxy to get filed probably late November, early December. You've got a lot of information in that. Our anticipated closing would be in the first half of next year. We'd all prefer to be the earlier part of the first half of next year to help with the integration and to kick that off as quickly as possible, but I think the best guidance we can give right now is first half of 2024.

Operator

Our final question comes from the line of Steve Sakwa with Evercore ISI.

Stephen Thomas Sakwa

Evercore ISI Institutional Equities, Research Division

Sorry to beat a dead horse on the synergies. I just want to be 100% clear. The $40 million to $60 million that you're talking about, is that cash savings? And then anything on mark-to-market FAS 141 and then the debt mark-to-market would be pluses and minuses on top of that?

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

Peter A. Scott

Chief Financial Officer

So the GAAP adjustments are on top of the $40 million to $60 million, the vast majority of the $40 million to $60 million is cash. There's a small noncash comp component that would not flow into AFFO. But I'd say the $40 million to $60 all of that would hit effectively FFO then you have the gap adjustments on top of that and then the vast majority of those synergies hit AFFO. Does that make sense?

Stephen Thomas Sakwa

Evercore ISI Institutional Equities, Research Division

Yes, great. Yes, it does. And I know this is kind of far in the future just given the challenges we're seeing in Life Sciences today, but you did get these approvals for the Life Land and the zoning. Just any comments around that, what it might mean? Do you jump-start anything with multifamily? Just what are the, I guess, forward look on that project now that you've gotten these new entitlements.

Scott M. Brinker

President, CEO & Director

Yes, the team really did a fantastic job with the entire process to really become -- and establish a partnership with not only the city and the city counselors, but a lot of the local stakeholders and neighborhood advocates just really proud of what our team has done in a high burden market like Cambridge. We think it's a great outcome for the city in terms of the mixed use and infrastructure that will come into that submarket and residential housing in addition to the over time, lab opportunity. So just a really, really great outcome.

But now that the rezoning is done, that was the big discretionary entitlement that we needed. So we would look sooner than later to recycle some of the multifamily parcels. That's obviously not our cores. We have no intention of being a multifamily developer. There's a lot of recent apartment -- element in that submarket that's been highly successful. So we do think that there will be a long list of participants that are eager to participate.

Stephen Thomas Sakwa

Evercore ISI Institutional Equities, Research Division

Sorry. And just one quick follow-up on it, Scott, would you look to actually monetize those? Or would you stay in as a joint venture partner or just sell them outright?

Scott M. Brinker

President, CEO & Director

The multifamily parcels, we would sell out right.

Operator

The Q&A session has now ended. I will now turn the call back over to our presenters for closing remarks.

Scott M. Brinker

President, CEO & Director

All right. Well, thank you for your interest today. We're really excited about this and look forward to speaking to you, if not this week and next, and hopefully, in Los Angeles at the conference here in November. Have a great week.

Operator

This concludes today's conference. We thank you for your participation. You may now disconnect.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

FORWARD-LOOKING STATEMENTS

This communication may include “forward-looking statements,” including but not limited to those regarding the proposed transactions between Physicians Realty Trust and Healthpeak within the meaning of the Private Securities Litigation Reform Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Healthpeak and Physicians Realty Trust operate and beliefs of and assumptions made by Healthpeak management and Physicians Realty Trust management, involve uncertainties that could significantly affect the financial or operating results of Healthpeak, Physicians Realty Trust or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “predicts,” “projects,” “forecasts,” “will,” “may,” “potential,” “can,” “could,” “should,” “pro forma,” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transactions involving Healthpeak and Physicians Realty Trust, including future financial and operating results, plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that Healthpeak and Physicians Realty Trust expects or anticipates will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transactions to clients, tenants, employees, shareholders and other constituents of the combined company, integrating the companies, cost savings and the expected timetable for completing the proposed transactions — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although Healthpeak and Physicians Realty Trust believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, Healthpeak and Physicians Realty Trust can give no assurance that its expectations will be attained and, therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the proposed merger and the timing of the closing of the proposed merger; securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transactions; the ability to secure favorable interest rates on any borrowings incurred in connection with the proposed transactions; the impact of indebtedness incurred in connection with the proposed transactions; the ability to successfully integrate portfolios, business operations, including properties, tenants, property managers and employees; the ability to realize anticipated benefits and synergies of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors; potential liability for a failure to meet regulatory or tax-related requirements, including the maintenance of REIT status; material changes in the dividend rates on securities or the ability to pay dividends on common shares or other securities; potential changes to tax legislation; changes in demand for developed properties; adverse changes in the financial condition of joint venture partner(s) or major tenants; risks associated with the acquisition, development, expansion, leasing and management of properties; risks associated with the geographic concentration of Healthpeak or Physicians Realty Trust; risks associated with the industry concentration of tenants; the potential impact of the announcement of the proposed transactions or consummation of the proposed transactions on business relationships, including with clients, tenants, property managers, customers, employees and competitors; risks related to diverting the attention of Healthpeak’s and Physicians Realty Trust’s management from ongoing business operations; unfavorable outcomes of any legal proceedings that have been or may be instituted against Healthpeak or Physicians Realty Trust; costs related to uninsured losses, condemnation, or environmental issues, including risks of natural disasters; the ability to retain key personnel; costs, fees, expenses and charges related to the proposed transactions and the actual terms of the financings that may be obtained in connection with the proposed transactions; changes in local, national and international financial markets, insurance rates and interest rates; general adverse economic and local real estate conditions; risks related to the market value of shares of Healthpeak common stock to be issued in the transaction; the inability of major tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; foreign currency exchange rates; increases in operating costs and real estate taxes; changes in dividend policy or ability to pay dividends for Healthpeak or Physicians Realty Trust common shares; impairment charges; unanticipated changes in Healthpeak’s or Physicians Realty Trust’s intention or ability to prepay certain debt prior to maturity and/or hold certain securities until maturity; pandemics or other health crises, such as coronavirus (COVID-19); and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (SEC) by Healthpeak and Physicians Realty Trust. Moreover, other risks and uncertainties of which Healthpeak or Physicians Realty Trust are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by Healthpeak or Physicians Realty Trust on their respective websites or otherwise. Neither Healthpeak nor Physicians Realty Trust undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Healthpeak and Physicians Realty Trust will file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents regarding the proposed transaction. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters.

SHAREHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEALTHPEAK, PHYSICIANS REALTY TRUST AND THE PROPOSED TRANSACTION.

Investors and security holders of Healthpeak and Physicians Realty Trust will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Healthpeak and Physicians Realty Trust with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Healthpeak with the SEC are also available on Healthpeak’s website at www.healthpeak.com, and copies of the documents filed by Physicians Realty Trust with the SEC are available on Physicians Realty Trust’s website at www.docreit.com.

HEALTHPEAK PROPERTIES, INC. M&A CALL OCT 30, 2023

PARTICIPANTS IN THE SOLICITATION

Healthpeak, Physicians Realty Trust and their respective directors, trustees and executive officers may be deemed to be participants in the solicitation of proxies from Healthpeak’s and Physicians Realty Trust’s shareholders in respect of the proposed transaction. Information regarding Healthpeak’s directors and executive officers can be found in Healthpeak’s definitive proxy statement filed with the SEC on March 17, 2023. Information regarding Physicians Realty Trust’s trustees and executive officers can be found in Physicians Realty Trust’s definitive proxy statement filed with the SEC on March 23, 2023.

Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Healthpeak and Physicians Realty Trust, as applicable, using the sources indicated above.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.